(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-31221 CUSIP NUMBER

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Separate consolidated financial statements required under “Item 18 Financial Statements.” for KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002.

PART I — REGISTRANT INFORMATION

NTT DoCoMo, Inc.

_____________________________________________________________________________________________

Full Name of Registrant

Not Applicable

_____________________________________________________________________________________________

Former Name if Applicable

Sanno Park Tower, 11-1 Nagata-cho 2-chome

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Chiyoda-ku, Tokyo, 100-6150, Japan

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

[Confirm desire to check the box above]

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Rule 3-09 of Regulation S-X requires that we provide separate consolidated financial statements of KPN Mobile N.V. for its fiscal years ended December 31, 2000, 2001 and 2002 in our annual report on Form 20-F for the fiscal year ended March 31, 2003.

We have been advised by KPN Mobile N.V. that the above-referenced financial statements cannot be provided to us on or before September 30, 2003. Therefore, we are unable to file such financial statements with the Commission by September 30, 2003.

KPN Mobile has also advised us that they are in the process of preparing the above-referenced financial statements and that they currently expect to be able to furnish such financial statements to us by October 15, 2003.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hisao Inagawa ________________________________ (Name)	81-3 _____________________ (Area Code)	5156-1324 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

[Consider whether yes or no has to be checked. If yes, explanation is needed.]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kabushiki Kaisha NTT DoCoMo

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2003	By:	/s/ MASAYUKI HIRATA

Masayuki Hirata Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Part II (c)	Date 30 September 2003 Our reference 2003-264-EK/U Telephone +31 70 343 3339
NTT DoCoMo, Inc. Attention: Mr. Masayuki Hirata Executive Vice President Chief Financial Officer Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan

Dear Mr. Hirata,

NTT DoCoMo, Inc. has requested KPN Mobile N.V. to provide consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 to be incorporated into the amended annual report on Form 20-F of NTT DoCoMo for the year ended March 31, 2003 in accordance with SEC Regulation S-X Rule 3-09.

We are not able to provide you with the above-requested financial statements on or before September 30, 2003. We are currently in the process of preparing such financial statements, and we currently expect that we will be able to furnish such financial statements to you by October 15, 2003.

Yours sincerely,

/s/    ED KRAAIJENZANK

Ed Kraaijenzank

CFO KPN Mobile N.V.